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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                                TRIAD PARK, LLC
                           (NAME OF SUBJECT COMPANY)

                                TRIAD PARK, LLC
                      (NAME OF PERSON(S) FILING STATEMENT)

                       MEMBERSHIP INTERESTS, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  895814 10 1
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               STANLEY F. MARQUIS
                                   SECRETARY
                                TRIAD PARK, LLC
                                3055 TRIAD DRIVE
                              LIVERMORE, CA 94550
                                 (510) 449-0606
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                    ON BEHALF OF PERSON(S) FILING STATEMENT)

                                    COPY TO:
                            EDWARD S. MERRILL, ESQ.
                     MCCUTCHEN, DOYLE, BROWN & ENERSEN, LLP
                                3150 PORTER ROAD
                              PALO ALTO, CA 94304

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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Triad Park, LLC, a Delaware limited liability company (the "Company"), and the address of the principal executive offices of the Company is 3055 Triad Drive, Livermore, California 94550. The title of the class of equity securities to which this statement relates is the Company's membership interests, no par value (the "Membership Interests"), including the associated rights to purchase Membership Interests issued pursuant to the Company's rights agreement (the "Rights" and together with the Membership Interests, the "Shares"). The Rights will be inapplicable to the Merger (as defined below).

ITEM 2. TENDER OFFER OF BIDDER.

     This statement relates to the tender offer by TPL Acquisition, LLC, a Delaware limited liability company ("Purchaser"), currently solely managed by Richard C. Blum & Associates, L.P., a California limited partnership ("RCBA"), and, upon consummation of the Offer (as defined herein), intended to be co-managed with Pell Development Company, a California sole proprietorship ("Pell" and, together with RCBA, the "Managers"), to purchase all outstanding Shares at a price of $1.80 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated April 1, 1998, as amended (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed respectively as Exhibits 1 and 2 hereto and are incorporated herein by reference. The Offer is disclosed in a Tender Offer Statement on Schedule 14D-1 and Schedule 13D dated April 1, 1998 (the "Schedule 14D-1"), which was filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules promulgated by the Commission thereunder.

     The purpose of the Offer is to gain control of the Company so to effect a merger (the "Merger") of the Purchaser with and into the Company on or after August 1, 1998, without requiring the affirmative vote of any other shareholder of the Company.

     As set forth in the Schedule 14D-1, the address of the principal executive offices of each of the Purchaser and RCBA is 909 Montgomery Street, Suite 400, San Francisco, California 94133.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) Except as described herein and in Schedule I hereto, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any potential or actual conflicts of interest between the Company or its affiliates and (1) the Company and its executive officers, directors or affiliates or (2) RCBA and Purchaser and their respective executive officers, directors and affiliates.

     (1) Certain Contracts, Agreements, Arrangements or Understandings and any Actual or Potential Conflicts of Interest Between (A) the Company or its Affiliates and (B) the Company and its Executive Officers, Directors or Affiliates.

     Interests of Certain Persons in the Offer and the Merger. In considering the recommendations of the Board set forth in Item 4(a) below, the Company's shareholders should be aware that certain members of the Advisory Board have interests in the Merger and the Offer which are described in Schedule I below and which may present them with certain conflicts of interest. The Advisory Board was aware of these potential conflicts and considered them along with the other factors described in Item 3(b)(2) below.

     (2) Certain Contracts, Agreements, Arrangements or Understandings and any Actual or Potential Conflicts of Interest Between (A) the Company or its Affiliates and (B) the Purchaser and its Executive Officers, Directors or Affiliates.

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     For a description of certain agreements and understandings between the
Company, on the one hand, and Purchaser or certain affiliates of Purchaser, on the other, see the information set forth in Item 4 hereof under the heading "Background of the Transactions; Past Contacts, Transactions and Negotiations with RCBA and Purchaser."

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) The Advisory Board of the Company has expressed no opinion and is remaining neutral toward the Offer, the Merger and the other transactions contemplated by the Offer. The Advisory Board of the Company has made no determination that the Offer, the Merger and the other transactions contemplated by the Offer are fair to and in the best interests of the Company's shareholders and is making no recommendation regarding whether the shareholders of the Company should accept the Offer and tender their Shares.

     A copy of a letter to all shareholders of the Company communicating the neutrality of the Advisory Board is filed as Exhibit 3 hereto and is incorporated herein by reference.

     (b) Background of the Transaction; Past Contacts, Transactions and Negotiations with RCBA and Purchaser.

     In addition to the negotiations with RCBA, the Company has had discussions with several other parties as described below.

     Real Estate Listing Agent. On June 1, 1997, the Company engaged the real estate firm of Grubb & Ellis, the same real estate firm that had been previously engaged by Triad Systems Corporation to represent it in certain real estate matters, to act as its exclusive listing agent in connection with the potential sale of the property held by the Company (the "Property"). From time to time, representatives of Grubb & Ellis have had discussions with senior management of the Company and the Company's Advisory Board concerning the Company's potential strategic alternatives with respect to the sale of the Property. Such discussions have been general in nature and have not resulted in any formal actions by the Company's Advisory Board.

     Contacts and Negotiations with Everest Financial. On August 28, 1997, Everest Financial, Inc. ("Everest"), in a letter to the Company, set forth the terms and conditions upon which it would be willing to acquire the Company. In the letter, Everest indicated that it was willing to undertake a tender offer for all of the Company's outstanding Shares at a price of $0.91 per Share (an aggregate purchase price of less than $18,000,000), subject to due diligence and other contingencies.

     Contacts and Negotiations with T.V.O.B. General Partnership. On August 25, 1997, Jeffrey S. Kendall, General Partner of T.V.O.B. General Partnership ("TVOB"), met with Stanley F. Marquis, a member of the Company's Advisory Board, in a meeting initiated by Mr. Kendall, to discuss the general terms of a proposal whereby TVOB would acquire all of the Company's outstanding Shares. On August 26, 1997, TVOB, in a letter to the Company, indicated it would be willing to acquire the Company for a total price of $25,500,000.

     On August 29, 1997, Larry D. McReynolds, President of the Company and Mr. Marquis met with Mr. Kendall and Joseph A. Duffel, General Partner of TVOB. The parties discussed general due diligence issues and certain contingent liabilities of the Company. Mr. Marquis informed the TVOB representatives that their offer was lower than another offer previously received by the Company. In the course of the meeting, TVOB increased its offer for the Company to $26,500,000.

     On the morning of September 5, 1997, Mr. Kendall telephoned Mr. Marquis and verbally indicated that TVOB would be increasing its offer price to $27,000,000. On the afternoon of September 5, 1997, Mr. Duffel, in a letter delivered via facsimile to Mr. Marquis, changed TVOB's offer price to $26,900,000. In addition, Mr. Duffel proposed an alternative transaction structure in which the Company would join TVOB in a joint venture regarding the development of the Property. This proposal called for the Company to receive $1 million in cash at closing, with a $25.9 million wrap around mortgage on all of the Property. The Company would receive 10% imputed interest on $25.9 million, TVOB would liquidate the Property over three years, and all

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profits would be split evenly between TVOB and the Company. During all of the discussions with TVOB, TVOB never indicated whether it was willing to assume all of the contingent liabilities of the Company.

     Contacts and Negotiations with Lincoln Property Company. On September 5, 1997, Lincoln Property Company ("Lincoln"), in a letter to Mr. Marquis delivered via facsimile, indicated that it would be willing to purchase the assets of the Company for an aggregate purchase price of $30,000,000. The letter indicated that Lincoln would assume the bond assessments, but was silent as to the assumption of the Company's liabilities. Mr. Marquis telephoned Steven N. Dunn, Vice President of Lincoln, to clarify Lincoln's position with respect to the Company's other liabilities. Mr. Dunn told Mr. Marquis that the Lincoln offer contemplated that Lincoln would not assume any of the Company's liabilities, contingent or otherwise. In light of this clarification by Mr. Dunn, Mr. Marquis calculated that the aggregate value of Lincoln's offer to the Company's shareholders, after paying off the existing mortgage and before any real estate or transactions costs, was approximately $21,000,000.

     Contacts and Negotiations with Griggs Resource Group. On September 8, 1997, shortly before a special meeting of the Advisory Board, Griggs Resource Group, on behalf of PeopleSoft, Inc. ("PeopleSoft"), sent a letter to the Company that indicated PeopleSoft was willing to purchase all of the Company's remaining assets for an aggregate purchase price of $36,000,000, subject to (a) changes being made in the Company's lease with CCI/Triad (over which the Company had no control) and (b) a due diligence period of up to 60 days after the execution of a definitive agreement. Under the terms of this offer, PeopleSoft would not have been assuming the Company's existing mortgage. Thus, after deducting the existing mortgage and applicable commissions, the net realizable value of the PeopleSoft offer was approximately $26,000,000. However, PeopleSoft did not contemplate the assumption of the Company's contingent liabilities. The letter also indicated that PeopleSoft would be willing to consider a merger or tender offer structure.

     On September 12, 1997, Mr. Griggs, in a letter to Mr. Marquis, reiterated PeopleSoft's interest in acquiring the Company in an all-cash merger transaction. Subsequent to that date, Mr. Griggs had several conversations with members of the Company's management regarding certain liabilities of the Company.

     On October 2, 1997, Mr. Marquis and McReynolds met with Mr. Griggs and Deborah J. Oxendine, Director of Real Estate and Administrative Services for PeopleSoft, in a meeting initiated by Mr. Griggs, to discuss the terms of PeopleSoft's offer. During the meeting, Ms. Oxendine reiterated PeopleSoft's interest in acquiring the Company and inquired as to what type of offer would be necessary to merit the Advisory Board's consideration. Mr. Marquis informed Ms. Oxendine and Mr. Griggs that any offer at this point would have to be higher than the sum of RCBA's offer (see "-- Contracts and Negotiations with RCBA") plus the $1.3 million termination fee that the Company would be required to pay to RCBA in the event that the Advisory Board approved an alternative offer.

     On October 6, 1997, Mr. McReynolds telephoned Mr. Griggs. During the conversation, Mr. Griggs informed Mr. McReynolds that PeopleSoft had entered into an exclusive negotiations agreement with Alameda County and the City of Dublin with the intent of purchasing property in the City of Dublin (approximately four miles west of Triad Park). Mr. Griggs indicated that PeopleSoft would not be continuing further discussions with the Company at this time.

     Contacts and Negotiations with RCBA. On August 8, 1997, in a letter from Richard C. Blum ("Mr. Blum") to James R. Porter, a member of the Company's Advisory Board, RCBA advised the Company that it was working on an offer to purchase all of the assets or membership interests of the Company, and that it expected to submit a more detailed offer to the Company within a week.

     On August 11, 1997, RCBA, in a letter from Mr. Blum to Mr. Porter, submitted a written proposal to the Company which indicated the material terms and conditions upon which RCBA would be willing to proceed in an acquisition of all of the assets or stock of the Company. In this letter, RCBA indicated it would be willing to purchase all of the outstanding Shares at a price of $1.20 per Share, inclusive of the debt on the Property.

     On August 12, 1997, the Company, in a letter from Mr. Porter to Mr. Blum, informed RCBA that the proposed terms were inadequate but that the Company would be interested in continuing discussions regarding
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a potential acquisition. In the letter, Mr. Porter pointed out that any transaction would have to contemplate RCBA assuming all of the Company's liabilities and, because of Mr. Blum's prior association with the Company as a member of the Board of Directors of 3055 Management Corp. (but not as a member of the Advisory Board), would have to include a mechanism whereby the Company could consider other offers that may be more favorable to the Company's shareholders.

     On August 15, 1997, the Advisory Board held a telephonic board meeting at which all Advisory Board members were present. The Advisory Board reviewed RCBA's proposal of August 11, and generally discussed the manner in which the Company should proceed in negotiating the proposed transaction.

     Later that same day, RCBA, in a letter from Mr. Blum to Mr. Porter delivered via facsimile, increased its offer price to $1.30 per Share. RCBA indicated that its offer was contingent upon completion of customary due diligence, including an engineering study of the Company's properties and an environmental review.

     On August 18, 1997, the Advisory Board held a telephonic board meeting at which all Advisory Board members were present to consider RCBA's latest offer. Mr. Porter was instructed to further negotiate with RCBA in an attempt to obtain a price above $1.30 per Share.

     On August 18, 1997, Mr. Porter telephoned Mr. Blum to further negotiate the price at which RCBA was willing to purchase the Shares. In the course of the conversation, Mr. Blum agreed to a price of $1.32 per Share, the equivalent of a net purchase price of $26,014,722 since RCBA agreed to assume all of the Company's actual and contingent liabilities subject to negotiation of definitive documentation and other standard conditions.

     On August 25, 1997, Murray A. Indick, Managing Director and General Counsel of RCBA delivered to McCutchen, Doyle, Brown & Enersen, LLP, the Company's outside legal counsel ("McCutchen"), a draft merger agreement which contemplated a transaction whereby the Purchaser would acquire the outstanding Shares for $1.32 per Share in cash.

     On August 29, 1997, Mr. Indick, Robert Zerbst, Managing Director of Westmark Realty Advisors, L.L.C. (a potential investor with RCBA), Rick Mariano, an employee of RCBA, Mr. McReynolds, Mr. Marquis, Patrick J. Kernan, legal counsel to the Company and representatives of McCutchen met in McCutchen's offices in San Francisco, California to discuss the draft merger agreement. The parties discussed the structure of the proposed transaction and certain provisions contained in the draft merger agreement. Mr. Marquis disclosed that the Company had received two other proposals regarding the Property and suggested that perhaps a tender offer would be the best structure for the proposed transaction. Mr. Indick indicated that RCBA was committed to proceeding with the transaction under a cash-out merger format. The parties also discussed certain provisions of the lease under which CCI/Triad would lease the Headquarters from the Company. During these discussions pertaining to the CCI/Triad lease, Mr. McReynolds and Mr. Kernan, both of whom are employees of CCI/Triad, excused themselves from the meeting. Mr. Indick also submitted comments to the draft merger agreement.

     On September 5, 1997 Mr. Indick, Mr. Zerbst, Mr. Mariano, Mr. McReynolds, Mr. Marquis, Mr. Kernan and representatives of McCutchen again met in McCutchen's offices. Mr. Marquis disclosed that the Company was expecting to receive additional offers for the Property. The parties then negotiated specific provisions contained in the draft merger agreement, including those related to a termination fee and payment of the Company's transaction expenses. At the end of the meeting, the parties had agreed on all provisions in the draft merger agreement.

     On September 8, 1997, at a meeting of the Company's Advisory Board that included all members in attendance (Messrs. Porter, Stevens, Marquis and Inderbitzen), and was also attended by Mr. Kernan, Mr. McReynolds and representatives of McCutchen, the parties discussed recent events, including a review of all proposals received by the Company to date. The Advisory Board considered the validity of each offer and the reputations of each potential acquiror, and also considered asking RCBA for a reduced termination fee in exchange for approving the draft merger agreement.

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     The Advisory Board rejected Everest's offer because the offering price was less than that offered by RCBA. The Advisory Board rejected both offers from TVOB because neither offer considered assuming all of the Company's contingent liabilities and because neither offer called for the entire purchase price to be paid up front at the time of the transaction's closing. In addition, the Advisory Board members expressed concerns about the ability of TVOB to fund the potential transaction. The Advisory Board also noted that TVOB had undertaken no due diligence.

     The Advisory Board rejected the offer from Lincoln because it was not in definitive form and because it did not contemplate assumption of the Company's current liabilities. In addition, the Lincoln offer was in the form of an asset sale and therefore did not contemplate assumption of the Company's contingent liabilities. As a result of not assuming any of the Company's liabilities, the Advisory Board concluded that the value of the Lincoln offer was significantly less than the proposal from RCBA.

     The Advisory Board rejected the offer from Griggs Resource Group because it was in preliminary form and was first submitted only minutes before the meeting. Additionally, the Advisory Board concluded that this offer did not appear to equal or exceed the value of the RCBA proposal since PeopleSoft would not be assuming the existing mortgage or the Company's contingent liabilities. Furthermore, any acquisition would be delayed for up to 60 days while PeopleSoft conducted due diligence.

     In rejecting these offers, the Advisory Board noted that any of the offerors could submit a more competitive offer at any time. The Advisory Board ultimately authorized Mr. Marquis and Edward S. Merrill of McCutchen to contact Mr. Indick and propose that RCBA drop its request for an environmental due diligence contingency in exchange for which the Advisory Board would approve the draft merger agreement. The members of the Advisory Board concluded that a transaction in this form with RCBA offered significantly more value than the proposals from the other potential acquirors and consequently did not pursue negotiations with the other parties at that time. Mr. Marquis and Mr. Merrill telephoned Mr. Indick and advised him of the Advisory Board's proposal.

     Later in the evening on September 8, 1997, Mr. Indick telephoned Mr. Marquis and Mr. Merrill to inform them that RCBA had accepted the Advisory Board's proposal. Representatives of McCutchen and Mr. Indick then negotiated the remainder of the minor terms of the definitive merger agreement, and such merger agreement was executed on September 9, 1997 (the "RCBA Merger Agreement").

     On November 7, 1997, after the Company had entered into the RCBA Merger Agreement, the Company received a preliminary proposal from The Kontrabecki Group, Inc. ("TKG") dated November 6, 1997 at a price of $28.5 million which, after payment of the termination fee to RCBA, would result in a per Share price to the shareholders of $1.38, or $0.06 per Share in excess of the price in the RCBA Merger Agreement. Because the proposal could have led to a "Superior Proposal" under the RCBA Merger Agreement, which would allow termination of the Merger Agreement, the Company entered into a confidentiality agreement with TKG on November 25, 1997 and provided TKG detailed due diligence information regarding the Company and its properties.

     During the fall of 1997, the Company and RCBA prepared and filed a joint
Schedule 13e-3 Transaction Statement with the Commission in connection with the proposed acquisition of the Company by RCBA (the "Joint Schedule 13e-3 Transaction Statement").

     On December 16, 1997, the Company received a revised proposal letter from TKG with different conditions. This revised proposal was accompanied by a draft definitive merger agreement under separate cover. This revised proposal remained subject to conditions precedent based upon further satisfactory due diligence and the continued availability of financing which TKG orally claimed to be available. The revised proposal also contained a condition that the proposal would cease to be effective if the termination fee in the RCBA Merger Agreement were triggered.

     On December 29, 1997, the Company received another letter from TKG dated December 26, 1997, which stated it intended to clarify the December 16, 1997 letter. The December 26 letter expressed an expectation of the finalization of all due diligence and financing arrangements prior to any meeting of the shareholders. It also stated that if the RCBA Merger Agreement were terminated without incurring a
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termination fee, the financing and due diligence conditions would be automatically waived and TKG would be contractually bound, subject to an affirmative vote of the shareholders, to acquire the Company by merger under the terms of their offer. The TKG proposal continued the condition that it would cease to be effective if a termination fee to RCBA was triggered or paid.

     In addition to the contact with TKG, the Company received a request for information from Manchester Securities Corp. ("Manchester") on November 28, 1997. The Company provided a form of confidentiality agreement to Manchester, but has not received an executed version from Manchester. Manchester holds 9.7% of the Company's outstanding Shares.

     From November 1997 through early January 1998, the Company and RCBA received and attempted to respond to comments and questions from the Commission. Ultimately, due in large part to the changing circumstances surrounding the proposed transactions, the parties were unable to resolve these comments and questions in time to finalize and mail proxy materials to the Company's shareholders and to hold a meeting of the Company's shareholders on or before January 31, 1998. On January 6, 1998, the Commission notified the Company and RCBA by letter that the current draft of their joint Schedule 13E-3 Transaction Statement (which was filed with the Commission on December 30, 1997) required further disclosure regarding TKG and its proposals before the proxy statement regarding the RCBA Merger Agreement could be mailed to the Company shareholders. Because of certain notice and advance mailing requirements, it became apparent that the required revisions could not be made, and the proxy statement could not and would not be completed and mailed in time for the merger contemplated by the RCBA Merger Agreement to occur by January 31, 1998. The RCBA Merger Agreement contained a provision that allowed either party to terminate the RCBA Merger Agreement if the merger contemplated therein was not consummated by January 31, 1998, provided that the party seeking to terminate pursuant to this provision had not failed to perform in any material respect any covenant under the RCBA Merger Agreement which has been the cause of or resulted in the failure of the merger to be consummated before such date. The Company believes it has performed in all material respects with the covenants of the RCBA Merger Agreement.

     Between January 6 and January 30, 1998, representatives of TKG visited the Company's headquarters several times and conducted due diligence on the Company. During the afternoon of Friday, January 30, 1998, RCBA advised the Company that it planned to increase its offer to $1.47 per Share or approximately $0.02 more than TKG's offer as then in effect. Representatives of the Company advised TKG of RCBA's proposed increase. During the afternoon of January 30, shortly before a scheduled meeting of the Company's Advisory Board, TKG transmitted a letter to the Advisory Board stating that TKG would deliver a topping offer to the Company following the expiration of the January 31 "drop dead" date under the RCBA Merger Agreement. Following receipt of TKG's letter, representatives of the Company and the Advisory Board held a telephonic discussion with representatives of TKG to clarify TKG's offer. During that discussion, TKG advised the Company that it was raising its offer to $1.50 per Share.

     The Advisory Board discussed the new offers at its meeting and thereafter advised TKG and RCBA of the level of the two sides' bids. On the morning of Saturday, January 31, RCBA advised the Company by telephone that it would be unable to respond to TKG's $1.50 per Share bid over the weekend. Later the same day, RCBA advised the Company that it would be prepared to deliver a topping bid to the Company on Sunday morning, February 1, 1998 and asked the Company to provide assurance that it would not terminate the RCBA Merger Agreement. The Company declined to provide the assurances requested by RCBA.

     On the morning of February 1, 1998, the Company, with the approval of the Advisory Board, notified RCBA that it was terminating the RCBA Merger Agreement pursuant to the above-referenced provision of the RCBA Merger Agreement. At 8 a.m. on February 1, representatives of RCBA and TKG met with representatives of the Company and the Company's outside legal counsel in the offices of the Company's outside legal counsel. The Company initiated a bidding process during which both parties submitted bids for the Company's outstanding Shares. RCBA initially bid $1.55 per Share, $0.05 more than TKG's previous bid. TKG advised the Company that it was prepared to top RCBA's $1.55 bid. RCBA then increased its bid to $1.60 per Share, or $0.10 more than TKG's last bid. TKG then advised the Company that it was prepared to submit a bid in excess of $1.60 per Share, but only on a "best and final" "blind-bid" basis. In addition, both

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RCBA and TKG made a number of modifications in the terms and, in the case of
TKG, the amount of their proposed termination fees and "drop dead" dates, as a condition of their higher bids. Both parties agreed to conclude the bidding process by submitting "best and final" sealed bids. After reviewing both bids, the Company and its legal counsel concluded that TKG's offer represented superior value to the Company's shareholders. Representatives of the Company and TKG then negotiated the final terms of a definitive merger agreement and the Advisory Board unanimously approved the merger and the merger agreement with TKG (the "TKG Merger Agreement").

     On February 2, 1998, RCBA amended its Schedule 13D to indicate that the merger deal between RCBA and the Company had been terminated and that RCBA was deciding what further action, if anything, it planned to take. In addition, on March 6, 1998, the Company and RCBA filed a similar amendment to their Joint
Schedule 13e-3 Transaction Statement.

     On March 11, 1998, RCBA wrote a letter to the Company submitting another offer. Pursuant to this letter, RCBA offered to cause the Purchaser to acquire all of the outstanding shares of the Company for $1.70 per share, including assumption of liabilities. On March 12, 1998, TKG wrote a letter to the Company explaining why TKG believed the offer was not a "Superior Proposal" as that term was defined under the TKG Merger Agreement. If such offer were a "Superior Proposal," the Company would have been entitled to terminate the TKG Merger Agreement (subject to the payment to TKG of a termination fee). The Company informed RCBA that the Advisory Board was not inclined to declare the March 11th bid of RCBA a Superior Proposal.

     On March 13, 1998, RCBA withdrew its March 11, 1998 letter and increased its previous bid to $1.74 per share, plus $1.2 million to cover any termination fee of TKG, if one arose. RCBA also proposed a new termination fee and reimbursement provisions.

     Later in the day on March 13, 1998, in response to comments from the Company, RCBA sent a subsequent letter to the Company withdrawing its earlier March 13th letter, modifying its proposed termination fee and otherwise offering $1.74 per share, plus $1.2 million to cover any termination fee of TKG, if one arose.

     On March 14, 1998, TKG sent a letter to the Company objecting to RCBA's offer on various grounds.

     On March 14, 1998, the Advisory Board declared RCBA's March 13th offer a "Superior Proposal" and the Company sent a Superior Proposal Notice to TKG pursuant to the TKG Merger Agreement.

     On March 16, 1998, TKG commenced a lawsuit against the Company in Delaware Chancery Court seeking a temporary restraining order enjoining the Company from taking any action to terminate the TKG Merger Agreement and mandating that the Company hold the approaching shareholders' meeting at which time the shareholders would vote on the TKG Merger Agreement. On March 17, 1998, the Court granted the temporary restraining order enjoining the "Advisory Board, Manager, officers, agents, employees and attorneys, and all other persons in active concert or participating with [the Company]" until further order of the Court from "taking any steps to terminate the [TKG] Merger Agreement based on either or both of the two March 13, 1998 proposals from RCBA." The Court also enjoined the Company's "Advisory Board, Manager, officers, agents, employees and attorneys, and all other persons in active concert or participating with [the Company]" until further order of the Court from "taking any action to cancel the meeting of share holders of [the Company] currently scheduled for March 25, 1998 (the "Meeting"), or to postpone the Meeting beyond March 28, 1998 at 5:00 p.m. (California time)." The Company thereafter rescheduled the shareholders' meeting from March 25, 1998 to March 28, 1998.

     On March 26, 1998, RCBA withdrew its March 13th bid and announced that it intended to commence a tender offer for all of the outstanding shares of the Company at $1.74 per share. On the same day, the United States District Court for the Northern District of California, where TKG had also filed a complaint similar to that described above, granted TKG's temporary restraining order request in part, requiring RCBA to disclose certain financing information and information regarding contracts or understandings between RCBA and any person regarding any securities of the Company. RCBA issued a press release responding to this order.

     On March 27, 1998, TKG issued a press release stating that it had entered into discussions with Lehman Brothers for financing to increase its bid to $1.74 per share to match that of RCBA. Later the same day, TKG issued a press release announcing that it would pay $1.74 per share to complete its acquisition of the Company. RCBA then issued a press release increasing the price of its tender offer to $1.80 per share. Also on March 27, 1998, the Company issued a press release stating: (i) that a special shareholders meeting was scheduled for 4:00 p.m. on March 28, 1998 to consider a merger agreement with TKG at $1.65125 a share, and (ii) that the meeting's agenda would not include a tender offer of RCBA, or the discussions of TKG with respect to an offer at $1.74 a share.

     On March 28, 1998, the Company held a shareholders' meeting. The shareholders were asked to vote upon a proposal to approve an Agreement of Merger dated February 1, 1998 and amended as of February 12, 1998, by and among Triad Park, LLC, TKG and TKG Acquisition Company, LLC. The merger would have converted each outstanding share into the right to receive $1.65125 in cash. With 81.5% of the Company's outstanding shares voting, the final results certified by the independent inspector of elections were, approximately 60% against approval of the proposal, and 21% in favor of approving the merger, with the remainder being abstentions. Although the rejection of the TKG Merger Agreement by the Company's shareholders does not automatically terminate the TKG Merger Agreement, it does give the Advisory Board a right of termination.

     On April 1, 1998, the Purchaser commenced the Offer.

     On April 4, 1998, the Company, with approval of the Advisory Board, notified TKG that it was terminating the TKG Merger Agreement.

  Reasons for the Recommendation of the Advisory Board.

     At a meeting on April 1, 1998, the Advisory Board met to consider the Offer, the Merger and the other transactions contemplated by the Offer. In such meeting, the Advisory Board unanimously agreed to express no opinion and remain neutral toward the Offer, the Merger and the other transactions contemplated by the Offer. The Advisory Board has made no determination that the Offer, the Merger and the transactions contemplated by the Offer are fair to and in the best interests of the Company's shareholders and is making no recommendation regarding whether the shareholders of the Company should accept the Offer and tender their Shares.

     In so doing, the Advisory Board of Directors considered, among other factors, the following:

          (i) the fact that RCBA and TKG both remain interested in acquiring the Company and that competition between these parties is the best method by which to maximize the potential value to be received by the Company's shareholders;

          (ii) the view of the Advisory Board that the best way to maintain competition for the Company is to remain neutral and let the potential acquirors state their respective best offers;

          (iii) the possibility that a bidder other than TKG or RCBA may enter into the process and that by remaining neutral the Advisory Board is not prohibiting the entry of a potential new acquiror; and

          (iv) a competitive process between two or more potential acquirors is the best way to determine whether an offer is fair to and in the best interests of the Company's shareholders.

     In view of the variety of factors considered by the Advisory Board, the Advisory Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Advisory Board viewed its recommendation as being based on the totality of the information presented to and considered by it.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     Neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company's shareholders with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) To the best of the Company's knowledge, no transactions in the Shares have been effected during the past 60 days by the Company or by an executive officer, Advisory Board member, affiliate or subsidiary of the Company.

     (b) The Company has no knowledge as to whether its executive officers, Advisory Board members, affiliates or subsidiaries presently intend to tender into the Offer any Shares which are held of record or beneficially owned by such persons.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as set forth in this Schedule 14D-9, the Company has not undertaken any negotiations in response to the Offer, and no negotiations are underway, which relate to or would result in (i) an extraordinary transaction involving the Company, (ii) a purchase, sale or transfer of a material amount of the assets of the Company, (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) a material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Item 3(b) and Item 4 above, there are presently no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     General. Except as otherwise described herein, based on a review of publicly available filings made by the Company with the Commission and other publicly available information concerning the Company, but without any independent investigation thereof, neither Purchaser nor RCBA is aware of any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by Purchaser's acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser as contemplated herein. Should any such approval or other action be required, Purchaser and RCBA currently contemplate that such approval or other action will be sought, except as described below under "State Takeover Laws." While, except as otherwise expressly described in this Item 8, Purchaser does not presently intend to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Company's business or that certain parts of the Company's business might not have to be disposed of if such approvals were not obtained or such other actions were not taken. If certain types of adverse action are taken with respect to the matters discussed below, Purchaser could decline to accept for payment or pay for any Shares tendered.

     State Takeover Laws. A number of states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, stockholders, executive offices or places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws, that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. In CTS Corp.
v. Dynamics Corp. of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions. Subsequently, a number of federal courts ruled that various state takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside the state of enactment.

     The Purchaser has not attempted to comply with any state takeover statutes in connection with the Offer. Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer and nothing in the Offer to Purchase or any action taken in connection therewith is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any Shares tendered pursuant to the Offer.

     Antitrust. The Purchaser believes that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the "HSR Act") is inapplicable to the Offer in light of Rule 802.2 of the Rules, Regulations, Statements and Interpretations under the HSR Act (16 C.F.R. sec. 802.2), which exempts the acquisition of certain types of real property assets.

     Proceedings Involving TKG and the Company. On March 16, 1998, TKG filed a complaint in the Court of Chancery of the State of Delaware against the Company seeking a temporary restraining order enjoining the Company from taking any action to terminate the TKG Merger Agreement and from taking any action to "frustrate the right of the shareholders of [the Company] from considering and voting upon the Merger Agreement" at the impending March 25th meeting of the Company's shareholders.

     In its complaint, TKG alleged that a breach by the Company of the TKG Merger Agreement was imminent. The Company had notified TKG that it had received a "Superior Proposal" (as defined in the TKG Merger Agreement) from RCBA. Under the TKG Merger Agreement, the receipt of a "Superior Proposal" could, in certain circumstances, give the Company the right to terminate the agreement. TKG alleged that RCBA's bid was not a "Superior Proposal" because of uncertainties with regard to financing and timing of payments. In addition, TKG alleged that, even if RCBA's bid were a "Superior Proposal," the Company could not properly terminate the TKG Merger Agreement since it did not have the funds necessary to pay the related termination fee and had not made "irrevocable arrangements" to assure such payment, as required by the TKG Merger Agreement.

     On March 17, 1998, the Court granted the requested injunction. The Court ordered the Company, its Advisory Board members, directors, officers, agents, employees and attorneys to "facilitate a decision by share holders of [the Company] to approve or reject" the TKG Merger Agreement and enjoined such persons (and any persons in active concert or participating with the Company) from canceling the impending shareholders' meeting or postponing it beyond March 28, 1998. The Court also enjoined such persons from taking any steps to terminate the TKG Merger Agreement based on the relevant proposals received by the Company from RCBA and ordered the Company to inform its shareholders of the Court's ruling and of certain correspondence that had occurred between each of RCBA and TKG and the Company.

     Pursuant to the Order, the Company held the shareholders' meeting on March 28, 1998, at which a majority of the shareholders of the Company voted against the proposed TKG Merger Agreement.

     Proceedings Involving TKG and RCBA. On March 17, 1998, TKG sued Mr. Blum, RCBA, RCBA, Inc. and the Purchaser in the United States District Court for the Northern District of California. TKG's complaint claimed that the defendants had violated the Williams Act by failing to disclose certain information concerning the offer made to the Company's Advisory Board on March 13, 1998. Shortly after filing the complaint, TKG moved for a temporary restraining order, for an order to show cause why a preliminary injunction should not issue pending trial, and for permission to conduct expedited discovery. The defendants opposed the TKG requests on many grounds including the fact that the defendants had amended their filings under the federal securities laws to disclose the information requested by TKG (whether or not required by the federal securities laws). On March 26, 1998, the United States District Court granted in part TKG's request for a temporary restraining order and denied all other requests made by TKG. The United States District Court ordered the defendants to make certain information available no later than March 27, 1998. The defendants complied with the Court order by issuing a press release on March 26 and by taking other actions required by the Court. The defendants have also answered TKG's complaint, denying all material allegations of wrong-doing. It is unknown at this time whether TKG will continue to pursue this lawsuit. The defendants believe the lawsuit is without merit.

  ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1  Offer to Purchase dated April 1, 1998.

     Exhibit 2  Letter of Transmittal dated April 1, 1998.

     Exhibit 3  Letter to Shareholders of Triad Park, LLC dated April 8, 1998.*
---------------
  * Included with Schedule 14D-9 mailed to shareholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 8, 1998

                                          TRIAD PARK, LLC

                                          By /s/ STANLEY F. MARQUIS
                                            ------------------------------------
                                            Stanley F. Marquis
                                            Secretary

                                                                      SCHEDULE I

                   INFORMATION WITH RESPECT TO THE INTERESTS
                   OF CERTAIN PERSONS IN THE OFFER AND MERGER

     In considering the recommendations of the Advisory Board set forth in Item 4(a) of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of which this Schedule I is a part, the Company's shareholders should be aware that certain members of the Advisory Board have interests in the Merger and the Offer which are described below and which may present them with certain conflicts of interest.

     Interests of Certain Advisory Board Members with Respect to Compensation for Services Provided to the Company.

     During fiscal 1997, members of the Company's Advisory Board received the following compensation: (i) $10,000 annual retainer fee; (ii) $750 per scheduled or special board meeting or special committee meeting; and (iii) $250 per scheduled committee meeting or telephonic board or committee meeting.

     Interests of Executive Officers and Advisory Board Members with Respect to Shares Currently Held.

     To the knowledge of the Company, Advisory Board members and officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over 1,508,031 Shares, representing approximately 7.7% of the outstanding Shares.

     The Advisory Board members and executive officers of the Company will be entitled to receive, as contemplated by the terms of the Offer, cash payments in the manner set forth in the table below:

                                                           DOLLAR
                                                           AMOUNT
                                               OWNED      AT OFFER     TOTAL CASH
                   NAME                       SHARES       PRICE      CONSIDERATION
                   ----                      ---------   ----------   -------------
James R. Porter............................    828,664   $1,491,595    $1,491,595
William W. Stevens.........................    324,154      583,477       583,477
3055 Management Corp.(1)...................    199,072      358,330       358,330
Stanley F. Marquis.........................    136,824      246,283       246,283
Larry D. McReynolds........................     19,317       34,771        34,771
                                             ---------   ----------    ----------
          Total............................  1,508,031   $2,714,456    $2,714,456
                                             =========   ==========    ==========

---------------
(1) Messers. Porter and Stevens are deemed to be the beneficial owners of the 199,072 Shares held by 3055 Management Corp. by virtue of their respective 50% equity ownership in 3055 Management Corp.

                                 EXHIBIT INDEX

 EXHIBIT                                                                  PAGE
 NUMBER                        DOCUMENT DESCRIPTION                      NUMBER
 -------                       --------------------                      ------
Exhibit 1  Offer to Purchase dated April 1, 1998.......................
Exhibit 2  Letter of Transmittal dated April 1, 1998...................
Exhibit 3  Letter to Shareholders of Triad Park, LLC dated April 8,
           1998.*......................................................

---------------
  * Included with Schedule 14D-9 mailed to shareholders.